                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (AMENDMENT NO. 1)*



                       ASCHE TRANSPORTATION SERVICES, INC.
                                (Name of Issuer)


                         COMMON STOCK, PAR VALUE $.0001
                         (Title of Class of Securities)

                                    04362T100
                                 (CUSIP Number)


                              KEVIN C. DOOLEY, ESQ.
                     SENIOR VICE PRESIDENT AND LEGAL COUNSEL
                             CHURCHILL CAPITAL, INC.
                            3100 METROPOLITAN CENTRE
                              333 SOUTH 7TH STREET
                          MINNEAPOLIS, MINNESOTA 55402
                                 (612) 673-6708


                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)






                               SEPTEMBER 24, 1999
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|



                         (Continued on following pages)

---------------------------------                -------------------------------
CUSIP No.04362T100                      13D                 Page 2 of 11 Pages
---------------------------------                -------------------------------
================================================================================
    1.
             NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             CHURCHILL ENVIRONMENTAL & INDUSTRIAL EQUITY PARTNERS, L.P.
================================================================================
    2.
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)[ ]
                                                                          (b)[ ]
================================================================================
    3.
             SEC USE ONLY

================================================================================
    4.
             SOURCES OF FUNDS
             WC
================================================================================
    5.
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                             [ ]
================================================================================
    6.
             CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE
================================================================================
                            7.
       NUMBER OF                  SOLE VOTING POWER
         UNITS
      BENEFICIALLY        ======================================================
        OWNED BY
          EACH              8.
       REPORTING                  SHARED VOTING POWER
      PERSON WITH                 4,138,983
                          ======================================================
                            9.
                                  SOLE DISPOSITIVE POWER
                          ======================================================
                           10.
                                  SHARED DISPOSITIVE POWER
                                  2,666,667
================================================================================
    11.
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,138,983
================================================================================
    12.
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                             [ ]
================================================================================
    13.
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             48%
================================================================================
    14.
             TYPE OF REPORTING PERSON

             PN
================================================================================

---------------------------------                  -----------------------------
CUSIP No. 04362T100                       13D                 Page 3 of 11 Pages
---------------------------------                  -----------------------------
================================================================================
    1.
             NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             CHURCHILL CAPITAL ENVIRONMENTAL, L.L.C.
================================================================================
    2.
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)[ ]
                                                                          (b)[ ]
================================================================================
    3.
             SEC USE ONLY

================================================================================
    4.
             SOURCES OF FUNDS
             AF
================================================================================
    5.
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                             [ ]
================================================================================
    6.
             CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE
================================================================================
                            7.
       NUMBER OF                  SOLE VOTING POWER
         UNITS
      BENEFICIALLY        ======================================================
        OWNED BY            8.
          EACH                    SHARED VOTING POWER
       REPORTING
      PERSON WITH                 4,138,983
                          ======================================================
                            9.
                                  SOLE DISPOSITIVE POWER


                          ======================================================
                           10.
                                  SHARED DISPOSITIVE POWER

                                  2,666,667
================================================================================
    11.
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             4,138,983
================================================================================
    12.
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                             [ ]
================================================================================
    13.
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             48%
================================================================================
    14.
             TYPE OF REPORTING PERSON

             CO
================================================================================

----------------------                                --------------------------
CUSIP No.04362T100                   13D                      Page 4 of 11 Pages
----------------------                                --------------------------
============ ===================================================================
    1.
             NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             CHURCHILL CAPITAL, INC.
================================================================================
    2.
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)[ ]
                                                                          (b)[ ]
================================================================================
    3.
             SEC USE ONLY

================================================================================
    4.
             SOURCES OF FUNDS
             AF

    5.
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                             [ ]
================================================================================
    6.
             CITIZENSHIP OR PLACE OF ORGANIZATION

             MINNESOTA
================================================================================
                            7.
       NUMBER OF                  SOLE VOTING POWER
         UNITS
      BENEFICIALLY        ======================================================
        OWNED BY            8.
          EACH                    SHARED VOTING POWER
       REPORTING
      PERSON WITH                 4,138,983
                          ======================================================
                            9.
                                  SOLE DISPOSITIVE POWER


                          ======================================================
                           10.
                                  SHARED DISPOSITIVE POWER

                                  2,666,667
================================================================================
    11.
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             4,138,983
================================================================================
    12.
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                             [ ]
================================================================================
    13.
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             48%
================================================================================
    14.
             TYPE OF REPORTING PERSON

             CO
================================================================================

                                  SCHEDULE 13D


         This Amendment No. 1, relates to shares of Common Stock, $0.0001 par value per share ("Common Stock"), of Asche Transportation Services, Inc., a Delaware corporation (the "Issuer") with principal offices located at 10214 North Mount Vernon Road, Shannon, Illinois 61078, and is being filed jointly by Churchill Environmental & Industrial Equity Partners, L.P., a Delaware limited partnership ("CEIP"), Churchill Capital Environmental, L.L.C., a Delaware limited liability company ("CCE") and Churchill Capital, Inc., a Minnesota corporation ("CCI" and together with CEIP and CCE, the "Reporting Persons"), supplements and amends the statement on Schedule 13D originally filed with the Commission on September 17, 1999 (as amended, the "Statement").

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The aggregate amount of investment partnership funds used by CEIP to acquire the Common Stock was $12,000,000. As a result, CEIP, CCE, and CCI have dispositive power over approximately 31% of the Issuer's Common Stock. CEIP and the persons set forth on Schedule II hereof (collectively referred to as the "Stockholders"), have entered into the Voting Agreements described in Item 4 below. As a result of the acquisition of the Common Stock and entry into the Voting Agreements with the Stockholders, CEIP, CCE, and CCI may be deemed to have beneficial ownership of approximately 48% of the Issuer's Common Stock.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         On September 24, 1999, (the "Closing Date") the Issuer sold to CEIP, and CEIP acquired from the Issuer, 2,666,667 shares of Common Stock at a price of $4.50 per share, pursuant to the Stock Purchase Agreement (the "Stock Purchase Agreement") dated August 17, 1999, by and between CEIP, the Issuer and certain of its subsidiaries. The Stock Purchase Agreement provided, among other things, that the Issuer would sell to CEIP (the "Churchill Transaction") either
(A) 2,666,667 shares of Common Stock at a price of $4.50 per share in cash if the average closing price of the Common Stock on the NASDAQ for the ten consecutive trading days immediately preceding the Closing Date of the Churchill Transaction was less than $5.00 per share, or (B) 2,400,000 shares at a price of $5.00 per share in cash if the average closing price of the Common Stock on the NASDAQ for the ten consecutive trading days immediately preceding the Closing Date of the Churchill Transaction was equal to, or greater than $5.00 per share (the "Initial Shares"). The Stock Purchase Agreement also requires the Issuer to issue to CEIP additional shares of Common Stock (the "Additional Shares") if the highest average closing price on the NASDAQ of the Company's Common Stock for any ten consecutive trading days beginning on September 1, 2000 and ending on November 1, 2000 (the "Measurement Period") is less than $6.50.

         Further, pursuant to the Stock Purchase Agreement, the Issuer, prior to the Closing Date, took all steps necessary to increase the maximum size of its Board of Directors (the "Board") from nine (9) members to fifteen (15) members. Four (4) new members designated by CEIP (the "Churchill Designees") were elected to the Board by unanimous written consent of the Board, and took office effective upon the Closing Date.

         In connection with, and as a condition to, the execution and delivery of the Stock Purchase Agreement, CEIP and the Stockholders entered into voting agreements, each dated August 17, 1999 (each a "Voting Agreement," and collectively, the "Voting Agreements"). The Voting Agreements relate to an aggregate 1,472,316 shares of the Issuer's Common Stock (the "Shares") owned by the Stockholders which represents approximately 17% of the shares of Common Stock outstanding. As was required by the Voting Agreements each Stockholder, at a Special Meeting of Stockholders of the Issuer, held at the Best Western Clock Tower Resort and Conference Center, 7801 East State Street, Rockford, Illinois, 61108, on September 17, 1999, voted its Shares: (i) in favor of the amendment to the Issuer's charter which increased the Issuer's authorized capital stock from 10,000,000 to 25,000,000 shares; (ii) in favor of the Churchill Transaction and the execution and delivery by the Issuer of the Stock Purchase Agreement and the agreements related thereto, the approval of the terms thereof and each of the other transactions and actions contemplated thereby (and the matters related to the consummation thereof); and (iii) in favor of amendments to the Issuer's charter and by-laws which would increase the size of the Board to a maximum of fifteen (15) members. Each of the Voting Agreements requires the Stockholders to continue to vote in favor of the appointment of the Churchill Designees to the Board of Directors of the Company, as contemplated by the Stock Purchase Agreement, and each Voting Agreement terminates upon the termination of the Stock Purchase Agreement.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)-(b) As of October 4, 1999, the Reporting Persons own directly 2,666,667 shares of Common Stock, representing approximately 31% of the Issuer's Common Stock. However, as of October 4, 1999, under the definition of "beneficial ownership" as set forth in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), CEIP, CCE and CCI may also be deemed to have beneficial ownership of the Shares pursuant to the Voting Agreements, which require the Stockholders to vote at any meeting of holders of Common Stock, however called, or in connection with any written consent of the holders of shares of Common Stock, (i) in favor of the appointment of the Churchill Designees, and (ii) against any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Issuer under the Stock Purchase Agreement or the agreements related thereto or of the Stockholder under the Voting Agreement. CEIP, by virtue of the Voting Agreements, has the power to direct the voting of the Shares. CCE, as the general partner of CEIP, may be deemed to have the power to direct the voting of the Shares. CCI, as the managing agent of CCE, may be deemed to have the power to direct the voting of Shares. The Shares constitute approximately 17% of the shares of Common Stock outstanding.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Stock Purchase Agreement and the Churchill Transaction were conditioned upon, among other things, the approval of the stockholders of the Issuer and the Issuer of the entry into a Registration Rights Agreement (the "Registration Rights Agreement"), dated September 24, 1999, with CEIP and an Advisory Services Agreement (the "Advisory Services Agreement"), dated September 24, 1999, with CCI.

         Pursuant to the terms of the Registration Rights Agreement, CEIP and its permitted assignees ("Holders") have the right to request the Issuer to register under and in accordance with the Securities Act of 1933, as amended, all or any portion of their shares of Common Stock (a "Demand Registration"), provided, however, that the minimum number of shares to be so registered will be 100,000 shares of Common Stock. The registration of such shares is subject to adjustment by the underwriter participating in an underwritten offering. The Holders will also have the right to register all or any portion of their shares of Common Stock if the Issuer files a registration statement with the Securities and Exchange Commission pursuant to a firm-commitment public offering of Common Stock (a "Piggyback

Registration"). The terms of the Registration Rights Agreement also provide that in connection with a Demand Registration or Piggyback Registration, the Issuer will indemnify the Holders for all losses incurred by the Holders resulting from a violation by the Issuer of any law, or with respect to any untrue or allegedly untrue statement of material fact contained in a registration statement or prospectus or amendment or supplement thereto, or in any preliminary prospectus. Similarly, the Holders agree to indemnify the Issuer for all losses incurred by the Issuer in connection with any information furnished by the Holders to the Issuer for use in connection with such registration statement or the related prospectus.

         Pursuant to the terms of the Advisory Services Agreement, CCI (the "Advisor") will provide management and financial advisory services to the Issuer and its subsidiaries upon the reasonable request of the Board of Directors of the Issuer. Services rendered will include periodic review of the strategic direction and plans of the Issuer and its subsidiaries, review and evaluation of the annual business plan and budget of the Issuer and its subsidiaries, review and evaluation of sales, profitability, working capital and other financing requirements of the Issuer and its subsidiaries, and assistance to the Issuer and its subsidiaries with respect to the identification and negotiation of potential financing sources. In consideration of the services rendered by the Advisor to the Issuer during the term of the Advisor's engagement, the Issuer will pay the Advisor a monthly management fee of $10,000. The terms of the Advisory Services Agreement also provide that the Issuer will indemnify the Advisor and its affiliates against all losses incurred or which arise out of the provision of its services. The Issuer will not, however, be required to indemnify for losses resulting primarily from the gross negligence or willful misconduct of the Advisor or its affiliates. Subject to the right of the Advisor to terminate the Advisory Services Agreement upon written notice to the Issuer, the term of the Advisor's engagement will continue until the earlier of (i) the time CEIP, its successors and assigns no longer own in the aggregate more than fifty percent (50%) of the shares of Common Stock acquired pursuant to the Stock Purchase Agreement, or (ii) the fifth anniversary of the Advisor's appointment.

         Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons are the beneficial owners of the Shares referred to in this paragraph for purposes of
Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: October 4, 1999



                                CHURCHILL ENVIRONMENTAL & INDUSTRIAL
                                EQUITY PARTNERS, L.P., a Delaware
                                limited partnership


                                By Churchill Capital Environmental,
                                L.L.C., a Delaware limited liability
                                company


                                   Its General Partner


                                        By Churchill Capital, Inc.


                                            Its Managing Agent


                                                By: /s/ Kevin C. Dooley
                                                    ----------------------------
                                                    Name:  Kevin C. Dooley
                                                    Title: Senior Vice President
                                                           and Legal Counsel

                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: October 4, 1999



                               CHURCHILL CAPITAL ENVIRONMENTAL, L.L.C.


                                      By Churchill Capital, Inc.


                                         Its Managing Agent


                                             By:  /s/ Kevin C. Dooley
                                                  ------------------------------
                                                  Name:  Kevin C. Dooley
                                                  Title: Senior Vice President
                                                         and Legal Counsel

                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: October 4, 1999



                                       CHURCHILL CAPITAL, INC.


                                            By:  /s/ Kevin C. Dooley
                                                 -------------------------------
                                                 Name:   Kevin C. Dooley
                                                 Title:  Senior Vice President
                                                         and Legal Counsel

                                   SCHEDULE II

                        RECORD OWNERSHIP OF COMMON STOCK


Stockholders                                                       Shares
------------                                                      -------
Larry L. Asche                                                    418,011
Diane L. Asche                                                    416,342
Kevin M. Clark                                                    410,956
Richard S. Baugh                                                  115,075
Gary I. Goldberg                                                  111,932